WELLS FARGO FUNDS MANAGEMENT, LLC.

525 MARKET STREET

SAN FRANCISCO, CA 94105

April 26, 2010

Mark A. Cowan

Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C.  20549

RE:       Wells Fargo Variable Trust, File Nos. 333-165355 and 811-09255 (the “Registrant”)

Dear Mr. Cowan:

On behalf of the Registrant, I am sending a response to your comments received on April 6, 2010, to the registration statement (the “Registration Statement”) filed on Form N-14 by the Registrant on March 9, 2010, accession no. 0000907244-10-000329, relating to the acquisition of the assets of certain series of the Evergreen Variable Annuity Trust or the Registrant (as listed below) (the “Target Funds”) by certain series of the Registrant (“Acquiring Funds”), as follows:

Target (Merging) Fund	Trust of Target Funds	Acquiring (Surviving) Fund	Trust of Acquiring Fund
Evergreen VA Core Bond Fund	Evergreen Variable Annuity Trust	Wells Fargo Advantage VT Total Return Bond Fund	Registrant
Evergreen VA Omega Fund	Evergreen Variable Annuity Trust	Wells Fargo Advantage VT Omega Growth Fund	Registrant
Wells Fargo Advantage VT Large Company Growth Fund	Registrant	Wells Fargo Advantage VT Omega Growth Fund	Registrant
Evergreen VA Special Values Fund	Evergreen Variable Annuity Trust	Wells Fargo Advantage VT Small/Mid Cap Value Fund	Registrant
Evergreen VA Growth Fund	Evergreen Variable Annuity Trust	Wells Fargo Advantage VT Small Cap Growth Fund	Registrant
Evergreen VA International Equity Fund	Evergreen Variable Annuity Trust	Wells Fargo Advantage VT International Core Fund	Registrant
Wells Fargo Advantage VT Equity Income Fund	Registrant	Wells Fargo Advantage VT Intrinsic Value Fund	Registrant
Wells Fargo Advantage VT C&B Large Cap Value Fund	Registrant	Wells Fargo Advantage VT Intrinsic Value Fund	Registrant
Evergreen VA Fundamental Large Cap Fund	Evergreen Variable Annuity Trust	Wells Fargo Advantage VT Core Equity Fund	Registrant
Wells Fargo Advantage VT Large Company Core Fund	Registrant	Wells Fargo Advantage VT Core Equity Fund	Registrant

Please note the following responses (unless otherwise indicated, capitalized terms used herein have the same meanings as are given to them in the prospectus/proxy statement):

Prospectus/Proxy Statement Comments:

Comment #1:  You noted that the list of funds that precedes the table of contents does not appear to reconcile with the funds involved in the Mergers and asked that we explain the apparent inconsistency.

Response:      The list of funds referred to was included in error and should have been deleted prior to filing. The list will be removed in the definitive prospectus/proxy statement.

Comment #2:  With respect to the Merger of Evergreen VA Fundamental Large Cap Fund and Wells Fargo Advantage VT Large Company Core Fund into Wells Fargo Advantage VT Core Equity Fund, you asked that we provide an example of a situation in which the target fund may be subject to certain risks to a greater extent than the acquiring fund in the Principal Risk section for certain of the proposed mergers.

Response:      We have added the following disclosure in the Principal Risk Comparison section for the Funds: “For example, because the Wells Fargo Advantage VT Core Equity Fund may invest more of its total assets in equity securities of foreign issuers than may the Wells Fargo Advantage VT Large Company Core Fund, an investment in the Wells Fargo Advantage VT Core Equity Fund may be subject to foreign investment risk to a greater extent than an investment in Wells Fargo Advantage VT Large Company Core Fund. In addition, because Evergreen VA Fundamental Large Cap Fund may invest up to 20% of its assets in below investment grade bonds and convertible preferred stocks of any quality, an investment in Evergreen VA Fundamental Large Cap Fund may be subject to high yield securities risk to a greater extent than an investment in the Wells Fargo Advantage VT Core Equity Fund.”

Comment #3a: In the Fund Performance Comparison section, you noted that we state that month-end performance information is available at www.evergreeninvestments. com and www.wellsfargo.com/advantage funds; however, month-end performance information is not available on those websites for the Funds. You asked that we provide instructions on how to access month-end performance information of the Evergreen VA Funds and the Wells Fargo Advantage VT Funds.

Response:      We have changed the reference for the Evergreen Funds so that it now states “To obtain performance information current to the most recent month-end for an Evergreen VA Fund, please call 1.800.847.5397 and for a Wells Fargo Advantage VT Fund, please call 1.866.765.0778.”

Comment #3b: You noted that, in some cases, the table of Average Annual Total Returns includes amounts for the 1, 5 and 10 year periods without a corresponding description.  Do these figures relate to after tax returns, which are not needed for insurance funds?

Response:      We believe that this is an EDGAR formatting issue and confirmed that the captions in the table are correct. We will ensure that the format is correct in the version sent to shareholders.

Comment #3c: You noted that in certain instances within a table, a footnote is included without a corresponding footnote reference.

Response:      As with the comment above, we believe that this is also an EDGAR formatting issue and we will ensure that the footnote text will appear in the version sent to shareholders.

Comment #4a: You asked that we move the Shareholder Fee and Fund Expense

Comparison section to the beginning of each Fund’s presentation, per Item 3 of Forms N-14 and N-1A.

Response:      We respectfully decline to make the requested change because we believe the current presentation facilitates a reader’s understanding of the information presented and the ordering of the information is consistent with Form N-14.  Although Form N-14 incorporates many of the informational requirements of Form N-1A, it does not incorporate the requirement that information responsive to certain Form N-1A items appear in a specific order.

Comment #4b: You noted that the fee tables do not follow the requirements of Item 3.   Please include all required captions (e.g., management fees, distribution fees, and other expenses). You stated that the paragraph related to 12b-1 fees may be deleted as a result.

Response:      We respectfully decline to make this change. In a letter to the Staff of the Securities and Exchange Commission (“SEC”) dated March 31, 2009, we requested and received permission from the Staff to include in the body of the prospectus/proxy statement only the Total Annual Fund Operating Expenses (both before and after waiver) for the Target and Acquiring Funds in the “Annual Fund Operating Expenses” tables and in the pro forma “Annual Fund Operating Expenses” tables for the Acquiring Funds. The full “Annual Fund Operating Expenses” tables for the Target and Acquiring Funds and the pro forma “Annual Fund Operating Expenses” table for the Acquiring Funds are included in Exhibit C to the prospectus/proxy statement.

Comment #4c: You asked for further explanation regarding the footnote included on some of the Annual Fund Operating Expenses which reads: “Funds Management has committed through 4/30/2011, to waive fees and/or reimburse expenses to the extent necessary to ensure that Fund's Total Annual Fund Operating Expenses (After Waiver)… do not exceed the Total Annual Fund Operating Expenses (After Waiver) shown.”

Response:      We respectfully submit that we believe that the sentence is clear as it is written in light of the context in which it appears. The first mention of the “Total Annual Fund Operating Expenses (After Waiver)” refers to this category of expenses whereas the second mention of the same term refers to the fee as shown in the table.

Comment #4d: You noted that in the Annual Fund Operating Expenses table for Evergreen VA Special Values Fund, the Acquired Fund Fees and Expenses are disclosed in a footnote and should not be. You noted that it may be included as a line item in the table or included under the sub-caption “other expenses” if less than 0.01%.  You also asked that we remove footnote 2, which describes voluntary fee waiver, because the footnote disclosure is not required by Item 3 to Form N-1A.

Response:       We respectfully decline to delete the footnote related to Acquired Fund Fees and Expenses or the footnote disclosing the voluntary fee waivers. We believe that footnote 2 may be helpful to shareholders because we show both gross and net fees for the Acquiring Fund.

Comment #4e: You asked that in the Annual Fund Operating Expenses table for

Evergreen VA Growth Fund, we remove the first footnote which states “Total Annual Fund Operating Expenses in the table above include fees and expenses of 0.01% or less that were incurred indirectly by the Fund as a result of its investment in other investment companies,” because the footnote disclosure is not required by Item 3 to Form N-1A.  You also asked that we remove footnote 2, which describes a voluntary fee waiver, which is also not required by Item 3 to Form N-1A.

Response:      For the reasons stated above in response to Comment #4d, we respectfully decline to delete the footnote regarding Acquired Fund Fees and Expenses or the footnote disclosing the voluntary fee waiver.

Comment #4f: You asked that in the Annual Fund Operating Expenses table for

Evergreen VA International Equity Fund we remove the first footnote which states “Total Annual Fund Operating Expenses in the table above include fees and expenses of 0.01% or less that were incurred indirectly by the Fund as a result of its investment in other investment companies,” because the footnote disclosure is not required by Item 3 to Form N-1A.

Response:      For the reasons stated above in response to Comment #4d, we respectfully decline to delete the footnote regarding Acquired Fund Fees and Expenses.

Comment #4g: You asked us to explain supplementally why both expense presentations for Wells Fargo Advantage VT Omega Growth Fund are labeled “pro forma.”

Response:      The first pro forma table assumed the Merger of both Target Funds; the second pro forma table assumed the Merger of only the Wells Fargo Advantage VT Large Company Growth Fund.  For clarity, and consistent with comments from the Staff of the Division of Investment Management on other recent Form N-14 registration statements filed as part of the overall consolidation of the Evergreen and Wells Fargo Advantage Fund families, with respect to any Merger that involves more than one Target Fund (such as the Mergers of Evergreen VA Omega Fund and the Wells Fargo Advantage VT Large Company Growth Fund into the Wells Fargo Advantage VT Omega Growth Fund), we have included only the pro forma table that assumes the Merger of all Target Funds and have removed additional pro forma Annual Fund Operating Expenses tables. We have included a footnote that discloses the maximum total annual fund operating expenses that could result from other potential outcomes.

Comment #4h: You asked that we explain briefly how the accounting and performance survivor was chosen for the Mergers of Evergreen VA Omega Fund and the Wells Fargo Advantage VT Large Company Growth Fund into the Wells Fargo Advantage VT Omega Growth Fund and the Mergers of the Wells Fargo Advantage VT C&B Large Cap Value Fund and the Wells Fargo Advantage VT Equity Income Fund into the Wells Fargo Advantage VT Intrinsic Value Fund.

Response:      For each Merger, we considered all relevant factors, including those discussed by the Staff of the Securities and Exchange Commission (the “Commission”) in the North American Security Trust No-Action Letter (pub. avail. August 5, 1994) (the “NAST Letter”).  In the NAST Letter, the Commission Staff stated that, in determining which predecessor fund the surviving fund most closely resembles for purposes of determining the accounting and performance survivor, one should consider, among other factors, the funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.

                        The following discussions include a summary description of some of the most important factors considered in determining the performance and accounting survivor for each Merger that you asked us to explain supplementally.

                        Evergreen VA Omega Fund and Wells Fargo Advantage VT Large Company Growth Fund into Wells Fargo Advantage VT Omega Growth Fund (a newly formed fund)

                        Evergreen VA Omega Fund was selected to be the accounting and performance survivor.  In determining that the surviving fund would more closely resemble Evergreen VA Omega Fund than the Wells Fargo Advantage VT Large Company Growth Fund, the following factors, among other things, were considered.

After the Merger, the Wells Fargo Advantage VT Omega Growth Fund will be managed by the portfolio management team that currently manages Evergreen VA Omega Fund.  Although Evergreen VA Omega Fund is advised by Evergreen Investment Management Company LLC (“EIMC”), whereas the Wells Fargo Advantage VT Large Company Growth Fund is, and the Wells Fargo Advantage VT Omega Growth Fund will be, managed by Wells Fargo Funds Management, LLC (“Funds Management”) and sub-advised by Wells Capital Management Incorporated (“Wells Cap”), the portfolio management team for Evergreen VA Omega Fund will manage the Wells Fargo Advantage VT Omega Growth Fund as employees of Wells Cap after the Merger.

After the Merger the combined fund is expected to be managed in accordance with investment objectives, strategies, and restrictions that are more similar to those of Evergreen VA Omega Fund.  Unlike the combined fund and Evergreen VA Omega Fund, the Wells Fargo Advantage VT Large Company Growth Fund normally invests at least 80% of its net assets in equity securities of large-capitalization companies, whereas Evergreen VA Omega Fund and the combined fund may invest without limit in securities of any market capitalization.

The general expense structure and service provider arrangements of the Wells Fargo Advantage VT Large Company Growth Fund are expected to represent the expense structure and service provider arrangements of the combined fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 0.75% for Class 1 and 1.00% for Class 2. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees.   The net expenses of the Funds are generally similar and we believe these factors should be viewed as less important than the other factors discussed because any similarities and distinctions are more generally attributable to the design and structure of the overall combination of the Wells Fargo Advantage family of funds with the Evergreen family of funds than this specific Merger.

Evergreen VA Omega Fund has slightly more net assets than the Wells Fargo Advantage VT Large Company Growth Fund. As of February 28,

2010, Evergreen VA Omega Fund had approximately $76 million in net assets and the Wells Fargo Advantage VT Large Company Growth Fund had approximately $65 million in net assets.

The combined fund over time is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen VA Omega Fund because future investments made by the combined fund will be made in accordance with investment objectives, strategies, and restrictions more similar to those of Evergreen VA Omega Fund.  Furthermore, the combined fund also is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen VA Omega Fund because future investments made by the combined fund will be made by the current portfolio management team of Evergreen VA Omega Fund.

While certain factors may support determining that the surviving fund would more closely resemble the Wells Fargo Advantage VT Large Company Growth Fund than the Evergreen VA Omega Fund, we believe these factors should not be determinative, especially in light of the fact that (i) the portfolio management team for Evergreen VA Omega Fund will manage the combined fund after the Merger, (ii) Evergreen VA Omega Fund has slightly more net assets than the Wells Fargo Advantage VT Large Company Growth Fund, and (iii) the combined fund over time is expected to have a portfolio composition more similar to that of the pre-Merger Evergreen VA Omega Fund.

                        Wells Fargo Advantage VT Equity Income Fund and Wells Fargo Advantage VT C&B Large Cap Value Fund into Wells Fargo Advantage VT Intrinsic Value Fund (a newly formed fund)

Wells Fargo Advantage VT Equity Income Fund was selected to be the accounting and performance survivor. In determining that the surviving fund would more closely resemble the Wells Fargo Advantage VT Equity Income Fund than the Wells Fargo Advantage VT C&B Large Cap Value Fund, the following factors, among other things, were considered.

The Target Funds are managed by Funds Management. Wells Fargo Advantage VT Equity Income Fund is sub-advised by Wells Cap.  Wells Fargo Advantage VT C&B Large Cap Value Fund is sub-advised by Cooke & Bieler, L.P. After the Merger, the Wells Fargo Advantage VT Intrinsic Value Fund will be managed by Funds Management and sub-advised by Metropolitan West Capital Management, LLC.

The general expense structure and service provider arrangements of the Wells Fargo Advantage VT Equity Income Fund and the Wells Fargo Advantage VT C&B Large Cap Value Fund are substantially similar and are expected to represent the expense structure and service provider arrangements of the combined fund, except that Funds Management has committed for three years after the closing of the Merger to waive fees and/or reimburse expenses to the extent necessary to ensure that the Fund’s Total Annual Fund Operating Expenses (After Waiver) excluding brokerage commissions, interest, taxes, extraordinary expenses, and the expenses of any money market fund or other fund held by the Fund do not exceed 1.00% for the combined Fund’s single share class. After this time, the Total Annual Fund Operating Expenses (After Waiver) may be increased only with the approval of the Board of Trustees. Because of these expense restrictions, the expense structure of the combined fund will be significantly similar to the expense structure of Wells Fargo Advantage VT Equity Income Fund and the Wells Fargo Advantage VT C&B Large Cap Value Fund.

Both the Target Funds and the Acquiring Fund invests at least 80% of their net assets in the equity securities of large-capitalization companies and the Wells Fargo Advantage VT Intrinsic Value Fund invests at least 80% of its total assets in the equity securities of large-capitalization companies. Wells Fargo Advantage VT Equity Income Fund invests those assets in income-producing equity securities of large-capitalization companies with market capitalizations of $3 billion or more, while the Wells Fargo Advantage VT C&B Large Cap Value Fund invests more generally in equity securities of large-capitalization companies with market capitalizations of $3 billion or more.  The Wells Fargo Advantage VT Intrinsic Value Fund invests more generally in equity securities of large-capitalization companies with market capitalizations within the range of the Russell 1000 Value Index. As of its last reconstitution in June 2009, the Russell 1000 Value Index had a market capitalization range of approximately $617 million to $341 billion. Wells Fargo Advantage VT Intrinsic Value Fund may invest up to 20% of its total assets in foreign securities.

The Wells Fargo Advantage VT Equity Income Fund has substantially more net assets than the Wells Fargo Advantage VT C&B Large Cap Value Fund. As of February 28, 2010, Wells Fargo Advantage VT Equity Income Fund had approximately $53 million in net assets and the Wells Fargo Advantage VT C&B Large Cap Value Fund had approximately $14 million in net assets.

The combined fund is expected to have a portfolio composition more similar to that of the pre-Merger Wells Fargo Advantage VT Equity Income Fund because the combined fund’s portfolio is expected to be comprised overwhelmingly of investments previously held by the Wells Fargo Advantage VT C&B Large Cap Value Fund.  In addition, future investments made by the combined fund will be made in accordance with investment objectives, strategies, and restrictions more similar to those of Wells Fargo Advantage VT Equity Income Fund.

Comment #5:  You asked that we consider removing the disclosure stating higher portfolio turnover “may result in higher taxes when Fund shares are held in a taxable account” in the Portfolio Turnover section, as it is not relevant to funds to be held in a variable insurance contract. You stated that the disclosure also implies that the funds may be held in a taxable account.

Response:      We have changed the disclosure so that it now reads: “A higher portfolio turnover may indicate higher transaction costs.”

Comment #6:  You asked that we disclose the length of service of the portfolio manager in the Fund Management Information section.

Response:      The requested change has been made for the Portfolio Managers of all  existing (non-shell) Acquiring Funds.

Comment #7a: In the Voting Information Concerning the Meeting section, you asked that we consider clarifying that, due to the use of mirror voting, the presence at the meeting of the participating insurance companies will be sufficient to constitute a quorum of all the shares of the Fund.

Response:      We have added a sentence to this section which reads: “Another effect of this system of proportional voting is that a small number of insurance companies or in some cases, a single insurance company, may be sufficient to constitute a quorum for the meeting.”

Comment #7b: You also asked that we indicate, in the same section, whether any minimum number of contract owner votes must be cast before mirror voting will be used.

Response:      We respectfully decline to include disclosure regarding this point. The decision with respect to whether any minimum number of contract owner votes must be cast before mirror voting will be used is left up to the individual insurance companies whose separate accounts hold the shares and a Fund itself may not be privy to the response each separate account receives before tendering its proxy.

Accounting Comment:

Comment#8a: You noted that the annual fund operating expense amounts shown in the Shareholder Fee and Fund Comparison should be as of December 31, 2009.

Response:      In the letter to the Staff of the SEC referenced in our response to Comment #4b, we also requested and received permission from the Staff to include in the body of the prospectus/proxy statement the Total Annual Fund Operating Expenses for the Target and Acquiring Funds in the “Annual Fund Operating Expenses” tables and in the pro forma “Annual Fund Operating Expenses” tables for the Acquiring Funds as of a date other than the Funds’ fiscal year end (September 30th was used). The full “Annual Fund Operating Expenses” tables for the Target and Acquiring Funds and the pro forma “Annual Fund Operating Expenses” table for the Acquiring Funds that are included in Exhibit C to the prospectus/proxy statement are as of the Funds’ fiscal year end, December 31, 2009.

Pro Forma Financial Statements Comments:

Comment#8b(i): In the Pro Forma Combining Financial Statements for the Wells Fargo Advantage VT Total Return Bond Fund, you asked that we provide the reconciliation of assets valued using significant unobservable inputs, that agrees to the amount in the fair value measurement of investments table.

Response:      The requested change has been made.

Comment#8b(ii): In the Pro Forma Combining Financial Statements for the Wells Fargo Advantage VT Omega Fund, you noted that the Level 3 reconciliation does not agree to the fair value measurement table and that the amounts provided in the reconciliation do not add up to the total provided.

Response:      Those amounts have been corrected.

Comment#8b(iii): In the Pro Forma Combining Financial Statements for all of the Funds with Level 3 reconciliation, you asked that we provide the amounts that make up the total value of 12/31/2009 balance in the Level 3 reconciliation.

Response:      For the Mergers that need to include Level 3 reconciliation, those amounts have been updated in the Pro Forma Combining Financial Statements for Wells Fargo VT Omega Growth Fund, Wells Fargo Advantage VT Equity Income Fund and Wells Fargo Advantage VT Small Cap Growth Fund. The reconciliation table will be included for Wells Fargo Advantage VT Total Return Bond Fund.  Our expense team has confirmed that the Wells Fargo VT Small/Mid Cap Value Fund does not need a reconciliation table.

Comment#8b(iv):  In the Pro Forma Combining Financial Statements for the Wells Fargo Advantage VT Total Return Bond Fund, you noted that the total net assets of the Evergreen VA Core Bond Fund and the combined entity net assets do not agree to the pro forma capitalization table amounts.

Response:      Those amounts have been corrected.

We make the following representations to you:

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around April 26, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3662 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Brian Montana

                                                                                    Brian Montana, Esq.

cc: Marco Adelfio, Esq.

      C. David Messman, Esq.